MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW
901 NEW YORK AVENUE, N.W.                            1900 SOUTH ATHERTON STREET
SUITE 210 EAST                                       SUITE 101
WASHINGTON, D.C.  20001                              STATE COLLEGE, PA  16801
(202) 434-4660                                       (814) 272-3502
FACSIMILE: (202) 434-4661                            FACSIMILE: (814) 272-3514

SAMUEL J. MALIZIA                                    WRITER'S DIRECT DIAL NUMBER
SAMMALIZIA@AOL.COM                                   (202) 434-4666


By EDGAR and Facsimile
----------------------

April 20, 2007


Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-3628

         Re:      Roma Financial Corporation
                  --------------------------------------------------------------
                  Additional  Definitive  Soliciting  Materials  filed April 16,
                  2007
                  Responses to Comments issued March 30, 2007 with Regard to Definitive Proxy Statement on Schedule 14A Filed
                  March 26, 2007
                  File No. 0-52000

Dear Mr. Duchovny:

     On behalf of Roma Financial Corporation (the "Company"), we are submitting the following responses to the staff's letter of comment, dated April 20, 2007. For ease of reference, each of the comments is reproduced below followed by the Company's response:

SCHEDULE 14A
------------

General
-------

1. We disagree with the analysis set forth in response to comment 1. While we will not issue any additional comments on the lack of compliance with Rule 14a-6(b) at this time, we believe you should disclose the substance of your responses in your solicitation materials.

MALIZIA SPIDI & FISCH, PC

Daniel F. Duchovny
Special Counsel
April 20, 2007
Page 2


     The Company has filed additional soliciting materials disclosing the substance of the response to the comment.

2. We disagree with the analysis set forth in response to comment 2. Disclose your response to our prior comment in your solicitation materials and confirm supplementally that you will comply with the advance notice requirements of Rule 14a-13(a) in future solicitations.

     The Company has filed additional soliciting materials which disclose the substance of the response to the prior comment. The Company confirms that it will comply with the advance notice requirements of Rule 14a-13(a) in future solicitations.

3. We note your response to comment 3. Please revise your disclosure to provide the information required by Item 4(b)(2) and (4) of Schedule 14A.

     The Company has filed additional soliciting materials which disclose the estimated cost and the cost to date for its solicitation. Disclosure as to the classes of employees participating in the solicitation is contained in the original definitive proxy statement under the caption "Miscellaneous."

Proposal Number 1, Election of Directors, page 3
------------------------------------------------

4. Please correct all of the disclosures cited in your prior comment 4 in your solicitation materials.

     The Company has corrected the disclosure in the supplement to the proxy statement filed as additional soliciting materials.

5. We note your response to comment 5. While Rule 14a-4(d) does not literally require the disclosure of the consent of nominees to being named in the proxy statement and to serve if elected, we believe that disclosure is generally material. Please revise your solicitation materials accordingly.

     The supplement to the proxy statement discloses that the nominees have consented to be named in the proxy statement and to serve, if elected.

CLOSING COMMENTS
----------------

     The Company has filed a supplement to its proxy statement containing the disclosures discussed above.

                                    * * * * *

MALIZIA SPIDI & FISCH, PC

Daniel F. Duchovny
Special Counsel
April 20, 2007
Page 3



     Please contact the undersigned if you have any questions or comments with regard to the foregoing.

                                        Very truly yours,

                                        /s/ Samuel J. Malizia

                                        Samuel J. Malizia



Cc:      Senator Peter A. Inverso
         Margaret Norton
             Roma Financial Corporation
         James C. Stewart, Esq.
         Tiffany A. Hasselman, Esq.